EMPLOYMENT AGREEMENT

		AGREEMENT, between Telemundo Group, Inc., a
Delaware corporation (the "Company"), and Roland A.
Hernandez ("Executive"), dated as of March 9, 1995 (the
"Agreement").

		WHEREAS, the Company wishes to secure the services of Executive and Executive wishes to furnish such services to the Company pursuant to the terms and provisions of this Agreement;

		IT IS, THEREFORE, AGREED AS FOLLOWS:



1. Employment and Term. The Company hereby agrees to employ Executive in its employ, and Executive hereby agrees to enter into such employment as President and Chief Executive Officer of the Company for the period commencing on the date first above written and ending on March 1, 1998, unless terminated sooner pursuant to Section 9 herein (the "Employment Period"). The Executive also agrees, during the Employment Period, to serve (without additional compensation) on the board of directors (and appropriate committees thereof) of the Company, if requested by the Company.

2.   Terms of Employment.  (a)  During the
Employment Period, Executive agrees to devote all but a deminimis amount of his business time and attention to the business and affairs of the "Telemundo Group" (as defined below) and to use his best efforts to perform faithfully and efficiently such responsibilities. It is acknowledged and agreed that, in addition to such deminimis business time as Executive is permitted to spend other than on the business and affairs of Telemundo Group described above, Executive may also serve as a member of the board of directors of (i) Interspan Communications Ltd., the general partner of Interspan Communications, a California limited partnership that is an affiliate of the Company, (ii) Inter-Con Securities Systems, Inc., (iii) Beneficial Corporation, and
(iv) and any other board seats that the board of directors of the Company approves in writing in its sole and absolute discretion, and which activities referred to in (i)-(iv) above Executive agrees shall, individually or in the aggregate, not interfere or conflict with the performance of his duties hereunder. For purposes of this Agreement, the term "Telemundo Group" shall mean any and all of the Company and any of its current or future divisions or subsidiaries.



		(b)  The principal place of employment of
Executive shall be deemed to be the city in which the Company maintains its principal executive offices.
Executive understands and agrees that in connection with his employment hereunder, he will be required to travel extensively on behalf of the Telemundo Group.

3.   Base Salary.  During the Employment Period,
Executive shall receive a base salary at an annual rate of $700,000 (the "Base Salary"). The Base Salary shall be payable consistent with the executive payroll practices of the Company. In addition, the Company shall pay Executive
$46,027 on the first regularly scheduled payroll payment date after the date of this Agreement.

4. Bonus. For each fiscal year (or portion thereof) during the Employment Period, Executive will be paid a bonus (the "Bonus") as set forth below if the Company attains the "High Point", "Target" or "Threshold" performance targets set by the Compensation Committee of the Board of Directors as set forth on Exhibit A as "Adjusted Net Contribution" ("ANC"). Subject to the provisions of Sections 9(a), 9(d) and 9(e), Executive shall receive the Bonus only if Executive is employed by the Company on the last day of the fiscal year to which a performance target relates.

(a) 	For the fiscal year ended December 31, 1995,
if the Company attains the Threshold ANC but less than the Target ANC, Executive shall receive a Bonus in the amount equal to (A)(i) 75% plus (ii) the Threshold\Target Interpolation Percentage (defined below) multiplied by (B) the Base Salary for such year. If the Company attains the Target ANC, but less than the High Point ANC, Executive shall receive a Bonus in an amount equal to (A)(i) 100% plus
(ii) the Target\High Point Interpolation Percentage (defined below) multiplied by (B) the Base Salary for such year. If the Company attains at least the High Point ANC, Executive shall receive a Bonus equal to 150% of Base Salary for such year. If the Company shall fail to achieve at least the Threshold ANC for such year, no Bonus shall be due or payable for such year.

(b) 	For the fiscal year ended December 31, 1996
and December 31, 1997, if the Company attains the Threshold ANC, but less than the Target ANC, Executive shall receive a Bonus equal to (A)(i) 50% plus (ii) the Threshold\Target Interpolation Percentage multiplied by (B) the Base Salary for such year. If the Company attains the Target ANC but less than the High Point ANC, Executive shall receive a bonus equal to (A)(i) 100% plus (ii) the Target\High Point Interpolation Percentage multiplied by (B) the Base Salary for such year. If the Company attains at least the High

Point ANC, Executive shall receive a bonus equal to 150% of Base Salary for such year. If the Company shall fail to achieve at least the Threshold ANC for such year, no Bonus shall be due or payable for such year.

(c) 	The "Threshold\Target Interpolation"
Percentage" shall equal (A) 25%, in the case of the fiscal year ended December 31, 1995, and 50%, in the case of all other fiscal years, multiplied by (B) the number resulting from dividing (x) the amount by which the actual ANC exceeds the Threshold ANC by (y) the amount by which the Target ANC exceeds the Threshold ANC.

			The "Target\High Point Interpolation
Percentage" shall equal (A) 50% multiplied by (B) the number resulting from dividing (x) the amount by which the actual ANC exceeds the Target ANC by (y) the amount by which the High Point ANC exceeds the Target ANC.

(d) 	The Bonus shall be paid upon certification by
the Compensation Committee (to be made within 30 days after the certification by the Company's independent auditors of the financial statements for such fiscal year) that the performance targets entitling Executive to a bonus with respect to such fiscal year have been met. If the Compensation Committee so certifies, the Bonus will be paid promptly but in no event later than ten days after such certification.

(e) 	For purposes of this Agreement, the
"Compensation Committee" shall mean a committee consisting of at least two (2) directors of the Company, all of whom are "disinterested directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

5. 	Employee Benefit Plans; Etc.  (a)  Executive
shall be entitled during the Employment Period to participate in all retirement, disability, pension, savings, medical, insurance and other plans of the Company generally available to all senior executives (other than any performance based bonus or option (or similar) plans). Executive shall be entitled to paid vacations during each year of his employment consistent with the Company's vacation policy for executive level employees (which shall provide for at least 20 vacation days per year).

		(b) During the Employment Period, the Company shall lease (or if requested by Executive pay directly or reimburse Executive for), up to an aggregate of $4,000 per month, for the lease expenses associated with (i) the leasing of an automobile in Miami, Florida (including such insurance as the Company shall deem appropriate) and (ii) the renting of a furnished apartment in Miami, Florida, all for use in connection with Executive's responsibilities hereunder.

		(c) The Company shall reimburse Executive, up to an aggregate of $20,000, for all actual legal expenses and costs actually incurred by Executive in connection with the negotiation, preparation and execution of this Agreement and the related compliance with all applicable reporting requirements under the federal securities laws that are attendant to Executive and his beneficial ownership of securities issued by the Company incurred through March 20, 1995.

		(d)	The Company agrees that it will continue to
provide Executive, in his capacity as an officer, with indemnification rights which are not materially less favorable to the Executive, in his capacity as an officer, than those provided as of the date hereof in the By-laws of the Company.

6. Life Insurance. During the Employment Period, the Company shall, at its own cost and expense (but only to the extent Executive passes a physical examination and is insurable at standard rates), maintain a term life insurance policy or similar coverage on the life of Executive in the amount of $2,000,000 payable to such beneficiary or beneficiaries as Executive may designate. The Company may maintain such other insurance on the life of Executive as it deems appropriate, and Executive agrees to submit to all requested medical examinations and procedures required in connection therewith.

	In lieu of the term life insurance described above, Executive shall have the option to obtain whole life or other life insurance in an amount equal to or greater than $2,000,000, in which case the Company shall reimburse Executive each year during the Employment Period an amount equal to the premium which it would have paid for $2,000,000 of term life insurance described above.

7. 	Stock Option Agreement.  Contemporaneously
with and in connection with the execution of this Agreement, the parties hereto are entering into a Nonqualified Stock Option Agreement For Corporate Officers ("Stock Option Agreement") with respect to an aggregate 512,500 shares of the Company's Series A Common Stock, par value $.01 per share (the "Common Stock").

8. 	Expenses.	The Company shall reimburse
Executive for all reasonable expenses properly incurred by him in accordance with the policies of the Telemundo Group in effect from time to time, on behalf of the Telemundo
Group in the performance of his duties hereunder, provided that proper vouchers are submitted to the Company by Executive evidencing such expenses and the purposes for which the same were incurred.

9. Termination. (a) Death or Disability. Except as otherwise provided herein, this Agreement shall terminate automatically upon Executive's death.

			The Company may terminate this Agreement after having established Executive's "Disability" (as defined below), by giving Executive written notice of its intention to terminate Executive's employment. For purposes of this Agreement, "Disability" means Executive's inability to perform substantially all his duties and responsibilities to the Telemundo Group by reason of a physical or mental disability or infirmity (i) for a continuous period of three months or one or more periods aggregating three months in any twelve month period or (ii) at such earlier time as Executive submits medical evidence satisfactory to the Company or the Board of Directors determines in good faith and upon competent medical advice that Executive has a physical or mental disability or infirmity that will likely prevent Executive from substantially performing his duties and responsibilities for three months or longer. The date of Disability shall be the day on which Executive receives notice from the Company pursuant to this Section 9.

			Upon termination of Executive's employment because of death or Disability, the Company shall pay
Executive or his estate or other personal representative (i) within 60 days, the amount of Executive's Base Salary as provided in paragraph 3 hereof at the rate in effect immediately prior to the date of death or Disability, as the case may be, through the date of termination, (ii) all benefits and other items referred to in Sections 5 and 8 which are due up to the date of death or Disability and
(iii) when otherwise due in accordance with the provisions of Section 4, the Bonus, if any, earned for the year in which such termination occurred.

(a)   Cause; Other Termination.   The Company shall
have the right to terminate Executive's employment for "Cause" as defined below. Except as provided in Section 15 herein, upon termination of Executive's employment for Cause or for any reason (an "Other Reason") not specifically described in Section 9(a), 9(c), 9(d) or 9(e), this Agreement shall terminate and the Executive shall not be entitled to receive any compensation or other benefits other than Base Salary earned up to the date of termination and all benefits and other items referred to in Sections 5 and 8 which are due up to the date of termination (and the Company shall be entitled to terminate any life insurance payments provided pursuant to Section 6).

		For purposes of this Agreement, "Cause" shall mean
(i) the willful and continued failure by Executive to perform substantially all his duties to the Company or the failure by the Executive to comply with the reasonable written policies, procedures and directives of the Board of Directors (other than any such failure resulting from his death or Disability), in each case after being given written notice by the Board of Directors of the Company of a failure to perform or comply (which notice specifically identifies the manner in which Executive has failed to perform or comply) and a reasonable opportunity to cure such non-compliance or non-performance; (ii) the willful misconduct by Executive in the performance of his duties to the Company, provided that (for purposes of this clause (ii) only and not for any other purpose or interpretation of this Agreement) an act shall be considered "willful" only if done in bad faith and not in the best interests of the Company;
(iii) the grossly negligent performance by Executive of his duties to the Company; (iv) the conviction of Executive by a court of competent jurisdiction of (x) a felony or (y), a crime involving moral turpitude; or (v) a material breach by Executive of Sections 10 or 11 hereof.

	Notwithstanding the foregoing, the Company shall not be entitled to terminate Executive for any of the reasons specified in clause (i), (ii), (iii) or (v) of the immediately preceding paragraph unless such termination is authorized by a resolution adopted by the board of directors of the Company at a meeting called and held for this purpose (after reasonable written notice to Executive and after affording Executive and his counsel an opportunity to be heard before the board of directors) and prior written notice of the facts, circumstances or deficiencies supporting a claim for Cause termination is provided to Executive at least 5 days prior to any such Board meeting.
This provision shall not restrict the Company from terminating Executive for any other reason permitted under this Agreement nor bar it from later considering whether a for Cause termination could have been made, and if so established (in accordance with the provisions set forth above) from treating the termination as a for Cause termination (provided, that if the requirements of the following paragraph prerequisite to the Company having a repurchase option as specified in the second following paragraph are not satisfied, nothing otherwise contained in this sentence shall permit the Company to exercise the repurchase option).

	The Company shall have a repurchase option as set forth below only in the event where (1) (w) the Company has provided Executive with written notice (the "Notice") of facts, circumstances or deficiencies (collectively, "deficiencies") alleged to give a reason to permit, or which is expected to permit, for Cause termination and what the Company believes the Executive must do to cure such deficiency, (x) the Executive is provided a 45 day period from delivery of such notice to resolve or cure such deficiencies, (y) the Executive has failed to take demonstrable, reasonable steps to cure the deficiency as requested by the Notice, and (z) the board of directors at a meeting called and held for this purpose (after reasonable written notice to Executive and his counsel and after affording Executive and his counsel an opportunity to be heard before the board), resolves to terminate the Executive for Cause pursuant to clause (i) or (ii) of the definition of "Cause" set forth above or (2) pursuant to clause (iv) of the definition of "Cause", but in the case of clause (iv) only for a felony involving moral turpitude, or (3) this Agreement (and the Employment Period) is terminated for any Other Reason.

		Upon the occurrence of the events described in clause (1) or (2) or (3) of the preceding paragraph the Company may, upon written notice to Executive given no later than 30 days after such termination, purchase, at its sole option, and Executive shall sell to the Company or such person as the Company shall designate, promptly after the receipt of such notice, such number of the shares of the Common Stock received by Executive through the exercise of any options to purchase such Common Stock granted to Executive by the Company as the Company shall designate, at a price equal to the exercise price of the option pursuant to which such share was acquired; provided, however, that
(i) the Company's right to purchase Common Stock shall not apply to shares of Common Stock sold or otherwise disposed of by Executive prior to the giving of such Notice in good faith (and not with an intent to avoid the provisions of this section) in an arm's length transaction and other than to a relative or person or entity owned or controlled, directly or indirectly, by Executive or a relative of Executive and Executive shall have the unqualified right to retain all sales proceeds arising from any such sale of such shares, and (ii) if such repurchase right is exercised where Executive is terminated for "Cause", the Company's repurchase right shall not be effective until 40 days after such termination, provided, that if prior to the end of such 40 day period, Executive or the Company shall initiate arbitration to determine if Cause existed for the Company's termination of Executive, the purchase right shall only be effective after there has been a final arbitration award or judicial determination establishing that there was Cause for the Company's termination of Executive; and, provided further that the Company may cancel such repurchase right at any time prior to such final arbitration award or judicial determination.



(b) 	Failure to Achieve Adjusted Net Contribution.
The Company may terminate Executive's employment for failure of the Company and its consolidated subsidiaries to achieve 80% of the Target ANC for the fiscal year ended December 31, 1996 by giving Executive a notice of termination no later than April 30, 1997 which states a date of termination no later than 30 days following such notice. Upon termination of Executive's employment pursuant to the terms of this
Section 9(c), this Agreement shall, except as provided in
Section 15, terminate and Executive shall be entitled to receive only Base Salary earned up to the date of termination and all other items referred to in Sections 5 and 8 which are due up to the date of termination.

(c) 	Termination Without Cause.  Notwithstanding
anything to the contrary contained herein, the Company shall have the right to terminate the employment of Executive at any time without Cause. In such event, except as provided in Section 15, this Agreement shall terminate and the Executive shall not be entitled to receive any compensation or other benefits other than the Company shall, (i) through March 1, 1998, continue to pay to Executive the Base Salary in effect immediately prior to the date of termination, such payments to be made in installments at the times such amounts would have been paid if the Agreement had not been so terminated, and (ii) pay to the Executive, when otherwise due in accordance with Section 4, the Bonus, if any, earned for the fiscal year such termination occurs, and (iii) through March 1, 1998, continue Executive's benefits and other items referred to in Section 5 or, to the extent the Company is legally unable to provide any such benefits or other items as a result of Executive no longer being an employee, reimburse Executive for his cost (not to exceed the actual cost to the Company if he were still an employee) of obtaining the equivalent coverage and benefits. During such period, Executive shall be subject to the provisions set forth in Sections 10 and 11 below.

(d) 	Termination as a Result of Diminution of
Duty.

(i) 	Executive shall have the right to
terminate his employment under this Agreement upon a "Diminution in Duty," by giving written notice to the Company. Upon such termination, except as provided in
Section 15, this Agreement shall terminate and the Executive shall not be entitled to receive any compensation or other benefits other than the Company shall (i) through March 1, 1998, continue to pay to Executive the Base Salary in effect immediately prior to the date of termination, such payments to be made in installments at the times such amounts would have been paid if the Agreement had not been so terminated, and
(ii) pay to the Executive, when otherwise due in accordance with Section 4, the Bonus, if any, earned for the fiscal year such termination occurs, and (iii) through March 1, 1998, continue Executive's benefits and other items referred to in Section 5 or, to the extent the Company is legally unable to provide any such benefits or other items as a result of Executive no longer being an employee, reimburse Executive for his cost (not to exceed the actual cost to the Company if he were still an employee) of obtaining the equivalent coverage and benefits. During such period, Executive shall be subject to the provisions set forth in Sections 10 and 11 below.

(ii) 	 A "Diminution in Duty" means a change
in Executive's responsibilities which represents a material demotion or material diminution from his responsibilities as in effect on the date hereof. A
Diminution in Duty shall not be deemed to have occurred prior to the giving of written notice by the Executive to the Company specifically describing the alleged diminution or demotion, and the actions the Executive believes are necessary to cure such alleged Diminution in Duty, and the Company's failure to so cure within 15 days of receipt of such notice. The giving of such notice and the action or failure to take action by the Company shall be irrelevant in determining whether a material demotion or material diminution constituting a Diminution in Duty has in fact occurred.

(e) 	 Officer and Board Positions.  Upon the
termination of employment with the Company for any reason, Executive shall be deemed to have resigned his position as an officer and a member of the board of directors of the Company and any of its subsidiaries and as a member of any committees of such boards, effective on the date of termination; provided, however, that Executive shall not be so obligated to resign from the board of directors of the Company so long as Hernandez Partners is entitled to designate a nominee for election as a director of the Company under that certain Shareholders Agreement dated as of December 20, 1994 among Hernandez Partners, TLMD Partners II, L.L.C. Bastion Capital Fund, L.P., Leon Black, GRS Partners II, L.P. and The Value Realization Fund, L.P.

(f) 	 Certain Condition.  Notwithstanding anything
to the contrary contained in this Section 9, the obligations of the Company under this Section 9 shall continue only so long as the Executive does not breach his obligations under
Section 10 and 11.

(g) 	 Certain Effect.  As used in this Agreement,
termination of this Agreement shall also result in and mean termination of the Employment Period hereunder.

10. 	Confidentiality, etc.  Executive will not
divulge, furnish or make accessible to anyone (otherwise than in the regular course of business of the Telemundo Group) any confidential information, plans or materials or trade secrets of the Telemundo Group, or with respect to any other confidential or secret aspects of the business of the Telemundo Group. All memoranda, notes, lists, records and other documents or papers (and all copies thereof), including such items stored in computer memories, on microfiche or by any other means, made or compiled by or on behalf of Executive, or made available to him relating to the Telemundo Group are and shall be the Company's property and shall be delivered to the Company promptly upon the termination of his employment with the Company; provided, however, that (i) this obligation shall not apply to information that (1) is not confidential (other than as a result of Executive's breach of this Section) and (2) does not contain trade secrets of the Company, (ii) Executive shall have the right to retain such of the foregoing as shall be reasonably necessary to enforce his rights under this Agreement and to comply with and enforce his rights, including the right to defend himself against claims, provided copies of such retained information are provided to the Company and the retained information remain subject to the provision of this Section, and (iii) Executive shall have no obligation to return information that is no longer in his possession, custody or control. This Section 10 shall survive the expiration or termination of this Agreement, the Employment Period and the term of employment.

11. 	No Interference; Affiliate Transactions.

(a) 	During the Employment Period and for one year
thereafter, Executive will not, directly or indirectly, for himself, or as agent of or on behalf of, or in conjunction with, any person, firm, corporation, or other entity, engage or participate in the Company Business (as hereinafter defined), whether as employee, consultant, partner, principal, shareholder or representative, or render advisory or other services to or for any person, firm, corporation or other entity, which is engaged, directly or indirectly, in the Company Business; provided, however, that (i) Executive may continue to own, manage and engage in the television business activities of Interspan Communications, a California limited partnership at such time, to the extent it does not compete with the Company Business other than the business that Interspan Communications now presently conducts as it relates to the Dallas-Fort Worth television station Channel KFWD, and (ii) Executive may own less than 5% of the common stock of a publicly traded company that is engaged in the Company Business and (iii) Executive may own Common Stock and securities convertible into Common Stock (or securities into which Common Stock is converted in any business combination transaction). For purposes of this
Section 11(a), "Company Business" shall mean and be limited to any of (x) the provision of Spanish language television programming in the United States (which includes Puerto
Rico), (y) the ownership of television broadcast stations, networks or any over-the-air television signal, and cable in the United States (which includes Puerto Rico) that broadcast primarily Spanish language programming, and (z) the sale of television advertising time and programs inside and outside the United States (which includes Puerto Rico) for Spanish language television stations, cable and networks.

(b) 	During the Employment Period and for one year
after such period, Executive agrees and covenants that he will not interfere directly or indirectly in any way with the Company. "Interfere" means to influence or attempt to influence, directly or indirectly, present or active prospective customers, employees, suppliers, performers, directors, representatives, agents or independent contractors of the Company, or any of its network affiliates to restrict, reduce, sever or otherwise alter their relationship with the Telemundo Group or any of its network affiliates; provided, that this provision shall not restrict the Executive from conducting the ordinary course business that Interspan Communications now presently conducts as it relates to the Dallas-Ft. Worth television station KFWD to the extent such business is conducted in good faith and without an adverse effect (it being understood that the solicitation for employment or employment of Company employees would have an adverse effect) on the Company (other than any such effects which have no greater adverse effect on the Company than the effect that such presently conducted business of Interspan Communications presently has on the Company).

(c) 	Executive agrees that during the Employment
Period, he will not at any time enter into, on behalf of the Telemundo Group, or cause the Telemundo Group to enter into, directly or indirectly, any transactions (each, a "Transaction") with any business organization in which he or, to his knowledge after due inquiry, any member of his family may be interested as a partner, trustee, director, officer, employee, shareholder, lender of money or guarantor, except to the extent disclosed to the Company and agreed to by the board of directors of the Company in writing. Executive will use his best efforts to ensure that any Transaction is disclosed to the board of directors and approved thereby prior to entering into a contract relating thereto and/or consummation thereof, as contemplated by the preceding sentence.

(d) 	From and after the termination of this
Agreement, the Executive shall not disparage the Company, its officers, directors, employees or business and the Company shall not disparage the Executive and neither party shall disclose any facts relating to such termination; provided, that nothing contained in this Section 11(d) shall restrict the parties from making any statements or disclosure believed necessary to enforce in any judicial or similar proceeding the provisions of this Agreement or as a party believes may be required by applicable law.

(e) 	In the event any court having jurisdiction
determines that any part of this Section 11 is unenforceable, such court shall have the power to reduce the duration or scope of such provision and such provision, in its reduced form, shall be enforceable. This Section 11 shall survive the expiration or termination of this Agreement, the Employment Period and the term of employment.

12. 	Injunctive Relief.  Executive acknowledges
that the provisions of Sections 10 and 11 herein are reasonable and necessary for the protection of the Telemundo Group and that the Telemundo Group will be irrevocably damaged if such provisions are not specifically enforced. Accordingly, Executive agrees that, in addition to any other relief to which the Company may be entitled in the form of damages, the Company shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without the posting of a bond therefor) for the purposes of restraining Executive from any actual or threatened breach of such provisions.

13. 	Remedies; Service of Process.

(a) 	Except when a party is seeking an injunction
or specific performance hereunder, the parties agree to submit any dispute concerning this Agreement to binding arbitration. The parties may agree to submit the matter to a single arbitrator or to several arbitrators, may require that arbitrators possess special qualifications or expertise or may agree to submit a matter to a mutually acceptable firm of experts for decision. In the event the parties shall fail to thus agree upon terms of arbitration within twenty (20) days from the first written demand for arbitration, then such disputed matter shall be settled by arbitration under the Rules of the American Arbitration Association, by three arbitrators appointed in accordance with such Rules. Such arbitration shall be held in Los Angeles, California. Once a matter has been submitted to arbitration pursuant to this section, the decision of the arbitrators reached the promulgated as a result thereof shall be final and binding upon all parties. The cost of arbitration shall be shared equally by the parties and each party shall pay the expenses of his/its attorneys, except that the arbitrators shall be entitled to award the costs of arbitration, attorneys and accountants' fees, as well as costs, to the party that they determine to be the prevailing party in any such arbitration.

(b) 	 Executive hereby irrevocably consents to the
jurisdiction of the Courts of the State of New York and of any Federal Court located in such State in connection with any action or proceedings arising out of or relating to the provisions of Sections 10 and 11 of this Agreement. Executive further agrees that he will not commence or move to transfer any action or proceeding arising out or relating to the provisions of Sections 10 and 11 of this Agreement to in any Court other than one located in the State of New York. In any such litigation, Executive waives personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified mail directed to Executive at his address for purposes of notice under Section 17(b) hereof.

14. Successors. This Agreement and the rights and obligations hereunder are personal to Executive and without the prior written consent of the Company and Executive shall not be assignable.

15. 	Survival of Provisions.  Notwithstanding
anything to the contrary contained herein, the provisions of Sections 9, 10, 11, 12, 13, 14, 15 and 17 hereof shall survive the termination or expiration of this Agreement, irrespective of the reason therefor.

16. Shareholder Approval. Section 4 hereof (and the option contemplated by Section 7 hereof) is subject to the approval of holders of a majority of the voting shares of the Company, which vote shall be taken at the next meeting of shareholders of the Company. In the event that such shareholder approval is not received at the next annual meeting of shareholders of the Company (or if the next meeting of shareholders is a special meeting, at such special meeting), Executive may, by giving written notice to the Company within 15 days of the date of such meeting, terminate this Agreement and, in such case, the Company shall pay Executive his Base Salary, when due in accordance with Section 3, through December 31, 1995, and the $46,027 payable pursuant to the second sentence of Section 3, and the Company shall have no further obligations to the Executive under this Agreement or the Stock Option Agreement.

17. 	Miscellaneous.  (a)  This Agreement shall be
governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.




(a)   All notices and other communications
hereunder shall be in writing and shall be deemed to have been duly given if delivered, telecopied or mailed, certified or registered mail, return receipt requested:

		If to Executive:

			Roland Hernandez
			900 South Grand Avenue
			Alhambra, CA 91801
			Phone:	(213) 283-2732

		with a copy to:

			Alan J. Barton, Esq.
			Paul, Hastings, Janofsky & Walker
			555 S. Flower Street
			23rd Floor
			Los Angeles, California  90071
			Phone:	(213) 627-0705


		If to the Company:

			Telemundo Group, Inc.
			2290 West 8th Avenue
			Hialeah, Florida  33010
			Attention: Chairman
			Phone:	(305) 884-8200
			Telecopy No.: 	(305) 889-7997

or to such other address as either party shall have furnished to the other in writing in accordance herewith.
Notices and communications shall be effective when actually received by the addressee or upon refusal if properly delivered.

(b)   The Company may withhold from any
amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(c) 	Executive represents and warrants that
he is not a party to any agreement, contract or understanding, whether employment or otherwise, which would in any way restrict or prohibit him from undertaking or performing employment in accordance with the terms and conditions of this Agreement.

(d) 	This Agreement (and, as relevant, the
Stock Option Agreement) sets forth the entire understanding of the parties with respect to the subject matter hereof, and no statement, representation, warranty or covenant has been made by either party except as expressly set forth herein. This Agreement shall not be changed or terminated orally. This Agreement supersedes and cancels all prior agreements between the parties, whether written or oral, relating to the employment of Executive. The heading and captions contained in this Agreement are for convenience only and shall not be deemed to affect the meaning or construction of any provision hereof.

(e) 	If, at any time subsequent to the date
hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

(f)   The Company's failure to insist upon
strict compliance with any provision hereof shall not be deemed to be a waiver of such provision or any other provision hereof. Executive's failure to insist upon strict compliance with any provision hereof shall not be deemed to be a waiver of such provision or any other provision hereof.

(g)   In the event the Company and Interspan
Communications do not enter into a mutually acceptable written agreement in principle relating to the existing affiliate agreement by April 9, 1995, this Agreement shall terminate and the only obligation of the Company hereunder or under the Stock Option Agreement shall be to pay
Executive the Base Salary due him through April 9, 1995 and the $46,027 payable pursuant to the second sentence of
Section 3.
			IN WITNESS WHEREOF, Executive has hereunto set his hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name and on its behalf, all as of the day and year first above written.




	Roland A. Hernandez


					  TELEMUNDO GROUP, INC.


	By:
						 Name:    Leon D. Black
						 Title:   Chairman










JEK\TELEMUND\EEAGR.011


	EXHIBIT A



Telemundo Group, Inc.
Bonus Schedule
(dollars in thousands)


	Adjusted Net Contribution

	As of December 31,



		Targets    		1995		 	1996		 	1997

		High Point	 	31,625		37,950		45,540

		Target     		27,500		33,000		39,600

		Threshold	  	24,750		28,050		33,660



 	"Adjusted Net Contribution" means operating income plus depreciation and amortization determined in accordance with generally accepted accounting principals without giving effect to any income, gain or loss associated with Telenoticias del Mundo, LP., but determined consistent with the accounting method for determining "Net Contribution before Telenoticias" on the Company's internal financial statements in prior periods and adjusted to eliminate the impact of changes in accounting principles after the date of this Agreement and of acquisitions or divestitures of operating units after the date of this Agreementif taking such operating units into account would either increase or decrease the actual Net Contribution by at least 5% of the Adjusted Net Contribution target in the year of acquisition or divestiture on an annualized basis, and also adjusted to eliminate (i) all monetary compensation paid to presently serving executive officers who are terminated during calendar year 1995 (but only such compensation paid after such termination), (ii) any legal fees and costs paid by the Company with respect to item (i),
(iii) $95,000 of expenses in 1995, (iv) the expense associated with the exercise of options to acquire common stock held on March 7,1995 by the executive officers of the Company, to the extent not in the Company's budget, (v) the expenseassociated with the exercise of options issued to those person who are executive officers of the Company on March 7, 1995 in connection with their termination prior to July, 1995, to the extent not in the Company's budget,(vi) direct costs incurred in the Company's bankruptcy reorganization, to the extent not included in the Company's budget, (vii) direct costs incurred in settling the Blair litigation, to the extent not included in the Company's budget and (viii) certain contingent expenses relating to Puerto Rico as discussed between the parties, to the extent not included in the Company's budget. The adjustments set forth in clauses
(i)-(viii)(other than clause (iii)) shall occur only when and to the extent actually expensed by the Company and to the extent considered in the calculation of Adjusted Net Contribution.


(..continued)